

October 10, 2017

<u>Via E-mail</u>
Mr. Joseph W. Craft III
Chief Executive Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue, Suite 400
Tulsa, OK 74119

> **Re:** **Alliance Resource Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2017**
> **File No. 000-26823**

Dear Mr. Craft:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017
Notes to Condensed Consolidated Financial Statements
1. Organization and Presentation
Exchange Transaction, page 5

1. You disclose in Note 1 that on July 28, 2017, MGP contributed to ARLP all of its IDRs and its general partner interest in ARLP in exchange for 56,100,000 ARLP common units and a non-economic general partner interest in ARLP. You also disclose that in conjunction with this transaction and on the same economic basis as MGP, SGP also contributed to ARLP its 0.01% general partner interests in both ARLP and the Intermediate Partnership in exchange for 7,181 ARLP common units. In connection with this exchange transaction, ARLP amended its partnership agreement to reflect, among other things, cancellation of the IDRs and the economic general partner interest in ARLP and issuance of a non-economic general partner interest to MGP. Please tell us how you plan to account for this transaction in your consolidated financial statements and indicate

the relevant technical accounting literature that was applied in accounting for this transaction.

9. Net Income of ARLP Per Limited Partner Unit, page 14

2. We note that you have disclosed pro forma basic and diluted earnings per share for each period presented giving effect to the exchange transaction with MGP and SGP. Please revise to provide a table explaining how pro forma net income of ARLP available to limited partners for each period presented was determined.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at (202) 551-3774 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining